                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          ADVANCED VIRAL RESEARCH CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                 (CUSIP Number)

                                   Mark Angelo
                          Cornell Capital Partners, LP
                          101 Hudson Street, Suite 3606
                          Jersey City, New Jersey 07302
                                 (201) 985-8300
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy To:

                              David Gonzalez, Esq.
                               Butler Gonzalez LLP
                        1000 Stuyvesant Avenue - Suite 6
                                 Union, NJ 07083
                                 (908) 810-8588

                                November 20, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                  SCHEDULE 13D

----------------------- -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS
                        Cornell Capital Partners LP
----------------------- -----------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                   (a)   [X]
                                                                                                   (b)   [ ]
----------------------- -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY

----------------------- -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        OO
----------------------- -----------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

----------------------- -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware

----------------------- -----------------------------------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 36,025,943
WITH                    -------       ---------------------------------------------------------------------------------------------
                        8             SHARED VOTING POWER

                        -------       ---------------------------------------------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      36,025,943
                        -------       ---------------------------------------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER
----------------------- -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        36,025,943
----------------------- -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             (  )

----------------------- -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7%
----------------------- -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        PN
----------------------- -----------------------------------------------------------------------------------------------------------

----------------------- -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS
                        Yorkville Advisors, LLC
----------------------- -----------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                (a)   [X]
                                                                                                                (b)   [ ]
----------------------- -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY

----------------------- -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        OO
----------------------- -----------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

----------------------- -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION
                        Delaware

----------------------- -----------------------------------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 36,025,943 (as General Partner of Cornell Capital Partners, LP)
WITH                    ------- ----- ---------------------------------------------------------------------------------------------
                        8             SHARED VOTING POWER

                                      -0-
                        ------- ----- ---------------------------------------------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      36,025,943 (as General Partner of Cornell Capital Partners, LP)
                        ------- ----- ---------------------------------------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0-
----------------------- -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        36,025,943 (as General Partner of Cornell Capital Partners, LP)
----------------------- -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             (  )

----------------------- -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7%
----------------------- -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        PN
----------------------- -----------------------------------------------------------------------------------------------------------

----------------------- -----------------------------------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS
                        Mark Angelo

----------------------- -----------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                             (a)   [X]
                                                                                                             (b)   [ ]
----------------------- -----------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY

----------------------- -----------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        OO
----------------------- -----------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (  )

----------------------- -----------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION
                        United States

----------------------- -----------------------------------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 36,025,943 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville
WITH                                  Advisors, LLC)
                        ------- ----- ---------------------------------------------------------------------------------------------
                        8             SHARED VOTING POWER

                                      -0-
                        ------- ----- ---------------------------------------------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      36,025,943 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville
                                      Advisors, LLC)
                        ------- ----- ---------------------------------------------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0-
----------------------- -----------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        36,025,943 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC)
----------------------- -----------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES             (  )

----------------------- -----------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7%
----------------------- -----------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        IN
----------------------- -----------------------------------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement relates to shares of common stock, par value $0.00001 per share (the "Shares"), of Advanced Viral Research Corp., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 200 Corporate Boulevard South, Yonkers, New York 10701.

Item 2.  Identity and Background.

         (a)-(c), (f). This statement is being filed by Cornell Capital Partners, LP ("Cornell"), Yorkville Advisors, LLC ("Yorkville") and Mark Angelo ("Angelo") (Cornell, Yorkville and Angelo collectively, the "Reporting Persons").

Cornell, a Delaware limited partnership, whose business address is 101 Hudson Street, Suite 3606, Jersey City, New Jersey 07302, is a private equity fund. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3606, Jersey City, New Jersey 07302 is the General Partner of Cornell. Angelo, whose business address is 101 Hudson Street, Suite 3606, Jersey City, New Jersey 07302 is the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville. Angelo is a citizen of the United States.

         (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Shares were acquired pursuant to Cornell's exercise of its conversion rights under that certain convertible debenture purchased by Cornell from Issuer on April 28, 2003 for $2,500,000.

Item 4.  Purpose of Transaction.

         Cornell acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As of November 20, 2003, Cornell was the record and beneficial owner 36,025,943 Shares representing 7% of the issued and outstanding Shares. Yorkville, as the General Partner of Cornell, may be deemed to have a beneficial ownership in the aforementioned Shares. Angelo as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville may be deemed to have a beneficial ownership in the aforementioned Shares.

         Cornell has the sole power to vote and to dispose of all of its Shares. Yorkville, as the General Partner of Cornell, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell. Angelo, as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell.

         (c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares. Within the last 60 days, Cornell has effected the following transactions involving the Shares:

         On September 20, 2003, acquired 14,150,943 Shares at a price per share of $0.0424. On November 6, 2003, acquired 12,500,000 Shares at a price per share of $0.048. On November 20, 2003, acquired 9,375,000 Shares at a price per share of $0.064.


         (d) Not applicable.

         (e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Cornell and the Issuer are parties to the following agreements, dated April 28, 2003, relating to the Shares: Securities Purchase Agreement, Registration Rights Agreement, Equity Line of Credit Agreement and Placement Agent Agreement.

         Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1         Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 2003               REPORTING PERSONS:
                                        -----------------

                                        CORNELL CAPITAL PARTNERS, LP

                                        By:      Yorkville Advisors, LLC
                                        Its:     General Partner

                                        By: /s/ Mark Angelo
                                            -----------------------------------
                                        Name: Mark Angelo
                                        Its:  Portfolio Manager


                                        YORKVILLE ADVISORS, LLC

                                        By: /s/ Mark Angelo
                                            -----------------------------------
                                        Name: Mark Angelo
                                        Its:  Portfolio Manager

                                        /s/ Mark Angelo
                                        ---------------------------------------
                                        MARK ANGELO

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.00001 per share, of Advanced Viral Research Corp., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of October


                                        REPORTING PERSONS:
                                        ------------------

                                        CORNELL CAPITAL PARTNERS, LP

                                        By: Yorkville Advisors, LLC
                                        Its: General Partner

                                        By: /s/ Mark Angelo
                                            -----------------------------------
                                        Name: Mark Angelo
                                        Its:  Portfolio Manager


                                        YORKVILLE ADVISORS, LLC

                                        By: /s/ Mark Angelo
                                            -----------------------------------
                                        Name: Mark Angelo
                                        Its:  Portfolio Manager



                                        /s/ Mark Angelo
                                        ---------------------------------------
                                        MARK ANGELO